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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                          Date of Filing: May 16, 2001

                                    333-26943
                            (Commission File Number)

                              MOLL INDUSTRIES, INC.
             (Exact Name of Registrant as Specified in Its Charter)

           Delaware                                    04-3084238
(State or Other Jurisdiction               (I.R.S. Employer Identification No.)
      of Incorporation)

                              ANCHOR HOLDINGS, INC.
             (Exact Name of Registrant as Specified in Its Charter)

          Delaware                                      62-1427775
(State or Other Jurisdiction               (I.R.S. Employer Identification No.)
      of Incorporation)

       2100 S.W. 71st Terrace
               Davie, FL                                           33317
(Address of Principal Executive Offices)                        (Zip Code)

                                 (954) 577-2660
              (Registrant's Telephone Number, Including Area Code)

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                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

SEC FILE NUMBER:  333-26943                           CUSIP NUMBER:

(Check One):

/ / Form 10-K and Form 10-KSB / / Form 20-F / / Form 11-K /X/ Form 10-Q and
    Form 10-QSB / / Form N-SAR

    For Period Ended: March 31, 2001

    / / Transition Report on Form 10-K

         / / Transition Report on Form 20-F

         / / Transition Report on Form 11-K

         / / Transition Report on Form 10-Q

         / / Transition Report on Form N-SAR

         For the Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

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PART I--REGISTRANT INFORMATION

FULL NAME OF REGISTRANT: Moll Industries, Inc. (the "Company") and Anchor
                         Holdings, Inc.

FORMER NAME IF APPLICABLE: Anchor Advanced Products, Inc.

ADDRESS OF PRINCIPAL EXECUTIVE OFFICE: 2100 S.W. 71st Terrace, Davie, FL 33317.

PART II--RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

/x/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/x/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/ / (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or portion thereof could not be filed within the prescribed period.

         The Company is currently evaluating courses of action with respect to certain manufacturing facilities. These events pose certain unanticipated difficulties in obtaining information which can not be obtained without unreasonable effort or expense. The Company expects that certain information, unavailable as of the date hereof, will be available in the short term.

PART IV--OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

         Belinda G. King, Esq.
         Choate, Hall & Stewart
         (617) 248-4076

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         (2) Have all other periodic reports required under section 13 or 15(d)
of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

         /X/ Yes   / / No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

         / / Yes   /X/ No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

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MOLL INDUSTRIES, INC. and ANCHOR HOLDINGS, INC. have caused this notification to be signed on their behalf by the undersigned thereunto duly authorized.

Date: May 16, 2001                MOLL INDUSTRIES, INC.

                                  By: /s/ James T. Sprouse
                                          ----------------------------
                                          James T. Sprouse
                                          Corporate Controller

                                  ANCHOR HOLDINGS, INC.

                                  By: /s/ James T. Sprouse
                                          ----------------------------
                                          James T. Sprouse
                                          Corporate Controller